Section

NOV 21 2008

Washington, DC
101

a2a
energie in comune

**FILE NO. 82-4911**

08006032

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

November 18, 2008

AEM S.P.A.

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone

Encl.

PROCESSED
DEC 01 2008
THOMSON REUTERS

11/26

A2A SpA
Sede legale:
Via Lamarmora 230 - 25124 Brescia
tel. 030 35531 - fax 030 3553204

Sede direzionale e amministrativa:
Corso di Porta Vittoria 4 - 20122 Milano
tel. 02 7720.1 - fax 02 7720.3920

Capitale sociale € 1.629.110.744,04 i.v.
Codice Fiscale, Partita IVA 11957540153
Iscrizione Registro Imprese BS 11957540153
Numero REA 493995

info@a2a.eu
www.a2a.eu

Cod. 5985127 - 6 2008

FILE NO.

a2a
energie in comune

IRIDE

GAZPROM

ZMB

# PRESS RELEASE

## A2A, Iride and Gazprom Group
## PROCEED WITH THE CREATION OF A JV FOR THE GAS MARKET

**Milan, November 18th, 2008** – As provided for in the Joint Venture Agreement signed by A2A, Iride and the Gazprom group on September 25th, 2008, A2A Alfa S.r.l. and ZMB GmbH, have signed an agreement for the subscription by ZMB of 50% of the share capital of A2A Beta S.r.l., a joint venture that will operate on the Italian natural gas market.

In accordance with the same Joint Venture Agreement, on the same day Iride Mercato S.p.A. has acquired from AEM Trading 30% of the share capital of A2A Alfa S.r.l..

The closing of the transactions is expected for the beginning of 2009, after authorization from the competent antitrust authorities.

***For further information:***

**A2A S.p.A.**
Communication and External Relations
Press Office
Tel. (39) 027720.4582 - ufficiostampa@a2a.eu
Investor Relations
Tel. (39) 027720.3879 - ir@a2a.eu
www.a2a.eu

**Iride S.p.A.**
Investor relations
Francesco Sava –010 5586589; Enrico Pochettino-011 4098159
Media relations
Fabrizio Gaudio – 011 4098146 – 348 5549716 – fabrizio.gaudio@gruppo-iride.it
Barabino & Partners 010 2725048 – Roberto Stasio 335 5332483
– Stefano Amoroso 340 2838136

**ZMB GmbH**
Press Office
Mr Burkhard Woelki
Head of Communication
Tel. +49 30 20195-152
E-Mail: burhard.woelki@gazprom-germania.de

END